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                                                                   Exh. (d)(2)

FOR IMMEDIATE RELEASE


Contact:   James T. Conroy
           (212) 572-5980


                           MAFCO HOLDINGS PROPOSES
                          GOING PRIVATE TRANSACTION
                         FOR MAFCO CONSOLIDATED GROUP


     NEW YORK, N.Y., January 21, 1997 -- Mafco Consolidated Group Inc. (NYSE:MFO) announced today that its 85% stockholder, Mafco Holdings
Inc., had proposed a transaction to the Mafco Consolidated Board of Directors pursuant to which Mafco Consolidated would acquire all publicly held shares of Mafco Consolidated common stock at a price of $38.50 per share in cash.
Under the proposal, the $38.50 per share price would be adjusted -- up or down -- to the extent that the proceeds per share in a proposed secondary offering by Mafco Consolidated of shares of Consolidated Cigar Holdings Inc. (NYSE: CIG), its 80.2% owned subsidiary, was greater or less than $24.50, the closing price of a share of Consolidated Cigar on the NYSE on January 20, 1997.

    In light of the overlapping equity ownership between Mafco Holdings and Mafco Consolidated, Mafco Holdings has requested that Mafco
Consolidated form a special committee of independent directors to consider its proposal.

    Mafco Consolidated also announced that it intends to make underwritten offerings of approximately 4,000,000 of its Consolidated Cigar common shares and $150,000,000 principal amount of Mafco
Consolidated notes exchangeable for other Consolidated Cigar common shares held by it.

    James Maher, President and Chief Executive Officer of Mafco
Consolidated Group, said, "The public market was not assigning adequate value to the stock of Mafco Consolidated Group.

                                -More-

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This transaction will provide the Mafco Consolidated public shareholders a substantial premium over the current market price as well as simplify the holding company structure."

     Mafco Consolidated is a holding company which, in addition to its interest in Consolidated Cigar, owns approximately 36% of the common stock of Power Control Technologies, Inc. (NYSE: ATP) on a fully diluted basis. Consolidated Cigar is the largest manufacturer and marketer of cigars sold in the United States in terms of dollar sales. Power Control Technologies, through its subsidiary Mafco Worldwide Corporation, is the world's largest producer of licorice extract.

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     This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy the Mafco Consolidated notes or the Consolidated Cigar common stock, which will be made only by means of prospectuses included in one or more registration statements to be filed with the Securities and Exchange Commission.

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